Exhibit 99.1

BriaCell Appoints Renowned Oncologist, Giuseppe Del Priore, MD, MPH, as Chief Medical Officer

PHILADELPHIA, PA and VANCOUVER, British Columbia, February 16, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces the appointment of Giuseppe Del Priore, MD, MPH, as the Company’s Chief Medical Officer (CMO), effective today.

Dr. Del Priore will oversee the clinical and regulatory aspects of BriaCell’s current and upcoming clinical trials including the ongoing Phase I/IIa combination study of BriaCell’s lead candidate, Bria-IMT™, with Incyte’s checkpoint inhibitors, retifanlimab and epacadostat in advanced breast cancer.

“We are thrilled to welcome Dr. Del Priore to our leadership team. Dr. Del Priore is an accomplished senior executive with extensive clinical expertise, depth of knowledge, key relationships, and an excellent track record of managing oncology clinical trials,” commented Dr. Bill Williams, BriaCell’s President & CEO. “We look forward to his leadership and clinical trial related insights as we advance the clinical development of our novel product candidates.”

“As an Oncologist, I have witnessed the difficult decisions patients and doctors face every day in the absence of safe and effective treatments,” said Dr. Del Priore. “BriaCell’s data in advanced breast cancer patients, a very difficult patient population to treat, has been impressive. I am very excited to join the BriaCell team to help accelerate development of these novel therapeutics to bring hope to cancer patients with limited therapeutic options.”

Dr. Del Priore is a seasoned healthcare executive with over 25 years of experience in research, drug development, and clinical trials management. Dr. Del Priore’s prior work experience includes serving as a biotech Chief Medical Officer, a National Director at the Cancer Treatment Centers of America (CTCA), plus faculty at Indiana University School of Medicine, Weill Cornell Medicine, and New York University School of Medicine.

Dr. Del Priore completed his MPH degree in Biostatistics and Epidemiology at the University of Illinois Chicago School of Public Health, his medical degree with Distinction from The State University of New York, his BA, magna cum laude, in Philosophy, at The City University of New York, with additional training at Memorial Sloan Kettering Cancer Center (MSKCC), The University of Chicago, Northwestern University, and the University of Rochester. He has authored numerous publications, was named on several patents, and was listed as the “Best Doctors” by the U.S. News & World Report. He regularly appears in various media outlets as a Key Opinion Leader (KOL) in oncology.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:

Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:

CORE IR
investors@briacell.com